U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[X] Check this box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

________________________________________________________________________________
1.   Name and Address of Reporting Person*

     The Goldman Sachs Group, Inc. (as successor to The
     Goldman Sachs Group, L.P.)**
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

     85 Broad Street
--------------------------------------------------------------------------------
                                    (Street)

     New York,                      New York             10004
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   (City)                           (State)              (Zip)
________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol


     Recovery Engineering, Inc. (REIN)
________________________________________________________________________________
3.   IRS or Social Security Number of Reporting Person (Voluntary)



________________________________________________________________________________
4.   Statement for Month/Year


     September 1999
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)


================================================================================
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)

                         ------------------------------
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [_]  Form filed by one Reporting Person
     [X]  Form filed by more than one Reporting Person
________________________________________________________________________________

================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                         (Month/Day/Year)  Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

Common Stock                          9/17/99        M                    4,000  A      $25.82   0              I         01
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                          9/17/99        M                    4,000  A      $24.01   0              I         01
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                          9/17/99        M                    4,000  A       $5.84   0              I         02
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                          9/17/99        M                    1,000  A      $11.26   0              I         02
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                          9/17/99        C                1,010,001  A      $14.85   0              I         03
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                          9/29/99        U                1,023,101  D      $35.25   0              04        04
------------------------------------------------------------------------------------------------------------------------------------
====================================================================================================================================

*    If the Form is filed by more than one Reporting Person, see Instruction 4(b)(v).
**   As of May 7, 1999, The Goldman Sachs Group, L.P. was merged with and into The Goldman Sachs Group, Inc., with The Goldman Sachs
     Group, Inc. as the surviving entity.
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                                                                          (Over)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4, and 5)     Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------

Stock Option        $25.82   9/17/99  M               4,000  10/23/98 4/23/03  Common  4,000              0         I        01
(right to buy)                                                                 Stock
------------------------------------------------------------------------------------------------------------------------------------
Stock Option        $24.01   9/17/99  M               4,000  8/3/98   2/23/03  Common  4,000              0         I        01
(right to buy)                                                                 Stock
------------------------------------------------------------------------------------------------------------------------------------
Stock Option         $5.84   9/17/99  M               4,000  4/24/97  4/24/02  Common  4,000              0         I        02
(right to buy)                                                                 Stock
------------------------------------------------------------------------------------------------------------------------------------
Stock Option        $11.26   9/17/99  M               1,000  7/19/96  7/19/01  Common  1,000              0         I        02
(right to buy)                                                                 Stock
------------------------------------------------------------------------------------------------------------------------------------
5% Convertible      $14.85   9/29/99  C               03     3/31/97  7/19/01  Common  1,010,101          0         I        03
Notes due 2003                                                                 Stock
------------------------------------------------------------------------------------------------------------------------------------
====================================================================================================================================

Instruction 4(b)(v) list of other Reporting Persons:

This statement is being filed by GS Capital Partners II, L.P. ("GSCP"), GS Capital Partners II Offshore, L.P. ("GSCP II Offshore"), GS Capital Partners II (Germany) Civil Law Partnership ("GSCP II Germany" and, together with GSCP and GSCP II Offshore, "GSCP II"), GS Advisors, L.P. ("GS Advisors"), GS Advisors II (Cayman), L.P. ("GS Advisors Cayman"), Goldman, Sachs & Co. oHG ("GS oHG"), Stone Street Fund 1996, L.P. ("Stone Street 1996"), Bridge Street Fund 1996, L.P. ("Bridge Street 1996" and, together with Stone Street 1996, the "Stone/Bridge Funds"), Stone Street Empire Corp. ("Empire Corp."), Goldman, Sachs & Co. ("Goldman Sachs") and The Goldman Sachs Group, Inc. ("GS Group" and, together with GSCP, GSCP II Offshore, GSCP II Germany, GS Advisors, GS Advisors Cayman, GS oHG, Stone Street 1996, Bridge Street 1996, Empire Corp. and Goldman Sachs, the "Reporting Persons"). The principal business address of each of Goldman Sachs, GS Group, GSCP, Stone Street 1996, Bridge Street 1996, Empire Corp. and GS Advisors is 85 Broad Street, New York, New York 10004. The principal business address of each of GSCP II Offshore and GS Advisors Cayman is c/o Maples and Calder, P.O. Box 309, Grand Cayman, Cayman Islands. The principal business address of each of GSCP II Germany and GS oHG is MesseTurm Friedrich-Ebert-Anlage 49, 60308 Frankfurt am Main, Germany.

Explanation of Responses:

01: These options and the shares issued upon their exercise were granted under the Recovery Engineering, Inc. 1993 Director Stock Option Plan to a vice president of Goldman Sachs in his capacity as a director of the Issuer. That person has an agreement with GS Group pursuant to which he held the stock options for the benefit of GS Group.

02: These options and the shares issued upon their exercise were granted under the Recovery Engineering, Inc. 1993 Director Stock Option Plan to a former managing director of Goldman Sachs in his capacity as a director of the Issuer. That person has an agreement with GS Group pursuant to which he held the stock options for the benefit of GS Group.

03: Goldman Sachs and GS Group may be deemed to own beneficially and indirectly up to 1,010,101 shares of common stock of the Issuer ("Common Stock") by reason of the ownership by GSCP II and the Stone/Bridge Funds (collectively, the "Limited Partnerships") of $15,000,000 principal amount in 5% Convertible Notes due 2003 (the "Notes"), which were converted into 1,010,101 shares of Common Stock, in the aggregate. Goldman Sachs is an indirect wholly owned subsidiary of GS Group. Affiliates of Goldman Sachs and GS Group are the general partner, managing partner or managing general partner of the Limited Partnerships. Goldman Sachs is the investment manager of GSCP II. Goldman Sachs and GS Group each disclaim beneficial ownership of the shares of Common Stock beneficially owned by the Limited Partnerships except to the extent of their pecuniary interest therein.

GSCP may be deemed to own beneficially and directly, and its general partner, GS Advisors, may be deemed to own beneficially and indirectly, 633,766 shares of Common Stock by reason of the ownership by GSCP of $9,411,420 principal amount in Notes which were converted into 633,766 shares of Common Stock, in the aggregate. GS Advisors disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

GSCP II Offshore may be deemed to own beneficially and directly, and its general partner, GS Advisors Cayman, may be deemed to own beneficially and indirectly, 251,948 shares of Common Stock by reason of the ownership by GSCP III Offshore of $3,741,435 principal amount in Notes, which were converted into 251,948 shares of Common Stock, in the aggregate. GS Advisors Cayman disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

GSCP II Germany may be deemed to own beneficially and directly, and its managing partner, GS oHG, may be deemed to own beneficially and indirectly, 23,377 shares of Common Stock by reason of the ownership by GSCP II Germany of $347,145 principal amount in Notes, which were converted into 23,377 shares of Common Stock, in the aggregate. GS oHG disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

Stone Street 1996 may be deemed to own beneficially and directly, and its general partner, Empire Corp., may be deemed to own beneficially and indirectly, 60,191 shares of Common Stock by reason of the ownership by Stone Street 1996 of $893,835 principal amount in Notes, which were converted into 60,191 shares of Common Stock, in the aggregate. Empire Corp. disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

Bridge Street 1996 may be deemed to own beneficially and directly, and its managing general partner, Empire Corp., may be deemed to own beneficially and indirectly, 40,819 shares of Common Stock by reason of the ownership by Bridge Street 1996 of $606,165 principal amount in Notes, which were converted into 40,819 shares of Common Stock, in the aggregate. Empire Corp. disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

04: The Reporting Persons tendered all of their Common Stock to Tenzing, Inc. ("Tenzing"), a direct wholly owned subsidiary of The Procter & Gamble Company, pursuant to Tenzing's offer to purchase for cash all of the outstanding shares of Common Stock. 1,010,101 shares of Common Stock were tendered by the Limited Partnerships and 13,000 shares of Common Stock were tendered by directors of the Issuer on behalf of GS Group.

***Signatures:

GS CAPITAL PARTNERS II, L.P.

By: /s/ Hans L. Reich
   ---------------------------------
   Name: Hans L. Reich
   Title: Attorney-in-fact

GS ADVISORS, L.P.

By: /s/ Hans L. Reich
   ---------------------------------
   Name: Hans L. Reich
   Title: Attorney-in-fact

GS CAPITAL PARTNERS II OFFSHORE, L.P.

By: /s/ Hans L. Reich
   ---------------------------------
   Name: Hans L. Reich
   Title: Attorney-in-fact

GS ADVISORS II (CAYMAN), L.P.

By: /s/ Hans L. Reich
   ---------------------------------
   Name: Hans L. Reich
   Title: Attorney-in-fact

GS CAPITAL PARTNERS II (GERMANY) CIVIL LAW PARTNERSHIP
(with limitation of liability)

By: /s/ Hans L. Reich
   ---------------------------------
   Name: Hans L. Reich
   Title: Attorney-in-fact

GOLDMAN, SACHS & CO. oHG

By: /s/ Hans L. Reich
   ---------------------------------
   Name: Hans L. Reich
   Title: Attorney-in-fact

GOLDMAN, SACHS & CO.

By: /s/ Hans L. Reich
   ---------------------------------
   Name: Hans L. Reich
   Title: Attorney-in-fact

THE GOLDMAN SACHS GROUP, Inc.

By: /s/ Hans L. Reich
   ---------------------------------
   Name: Hans L. Reich
   Title: Attorney-in-fact

STONE STREET FUND 1996, L.P.

By: /s/ Hans L. Reich
   ---------------------------------
   Name: Hans L. Reich
   Title: Attorney-in-fact

BRIDGE STREET FUND 1996, L.P.

By: /s/ Hans L. Reich
   ---------------------------------
   Name: Hans L. Reich
   Title: Attorney-in-fact

STONE STREET EMPIRE CORP.

By: /s/ Hans L. Reich
   ---------------------------------
   Name: Hans L. Reich
   Title: Attorney-in-fact

Date:    October 12, 1999


**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


Note. File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.